SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


FORM 8-K

CURRENT REPORT


Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934


Date of Report
(Date of earliest event reported):        August 5, 2004
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SEMPRA ENERGY
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(Exact name of registrant as specified in its charter)


| CALIFORNIA | 1-14201 | 33-0732627 |
|---|---|---|
| (State of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No. |


| 101 ASH STREET, SAN DIEGO, CALIFORNIA | 92101 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |


Registrant's telephone number, including area code    (619) 696-2034
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(Former name or former address, if changed since last report.)

FORM 8-K

Item 12.  Results of Operations and Financial Condition

On August 5, 2004, Sempra Energy announced consolidated net income of $121 million, or $0.52 per diluted share of common stock, for the second quarter of 2004. A copy of the press release is attached as Exhibit 99.1. The information furnished in this Item 12 and in Exhibit 99.1 shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference in any filing of Sempra Energy, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 7.  Financial Statements and Exhibits.

    (c) Exhibits

    99.1     August 5, 2004 Sempra Energy News Release (including tables)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY
(Registrant)

Date: August 5, 2004

By: /s/ F. H. Ault
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F. H. Ault
Sr. Vice President and Controller